Virtual World Computing LLC

Financial Statements

For the fiscal year ended December 31, 2020

(Unaudited)

Virtual World Computing, LLC
Balance Sheet
(Unaudited)

		As of December 31, 2020
ASSETS		
Current Assets		
10000	Cash - Operating (Union)	1,596.57
10050	Cash - MDR Checking (ARB)	2,313.94
10200	Cash - Payroll (ARB)	44.17
10300	Cash - PayPal	3,622.20
10400	Cash - Country Accounts	60.00
11720	Member Receivable - E. Gamble	4,462.50
11800	Complementics Desktop Receivables	4,940.14
11850	Complementics Android Receivables	2,833.56
Total Current Assets		**19,873.08**
Fixed Assets		
14600	Furniture & Equipment	87,841.16
14650	Furniture & Equipment - Accum Depre	(87,841.16)
Total Fixed Assets		**0.00**
TOTAL ASSETS		**19,873.08**
LIABILITIES & EQUITY		
Current Liabilities		
20000	Accounts Payable	31,025.07
20010	Accrued Payroll Taxes	24,853.55
20050	Accounts Payable - Misc	123,595.90
20100	Prepaid Cocoon Subscriptions	1,024.44
Total Current Liabilities		**180,498.96**
Long Term Liabilities		
22150	Note Payable - Jeffrey C. Bermant	235,750.00
22200	Convertible Note Payable - Bermant	658,925.00
22500	Convertible Note Payable - Member 2	60,000.00
22600	Convertible Note Payable - Peeples	70,000.00
20200	Note Interest Payable	53,832.55
23500	Misc Payable - Member 2	27,913.74
Total Long Term Liabilities		**1,106,421.29**
TOTAL LIABILITIES		**1,286,920.25**

Virtual World Computing, LLC
Balance Sheet
(Unaudited)

		As of December 31, 2020
Partner/Member Contributions		
30001	Cont. - JC Bermant (Initial Investment)	743,562.87
30002	Contributions - JC Bermant	5,585,527.65
30005	Contributions - Member 2	1,051,615.33
30010	Contributions - Mark J. Melchiori	54,615.72
30015	Contributions - Freedman Family Trust	329,013.38
30020	Contributions - Bradley Resources Co	118,899.56
30025	Contributions - The Pfau Rev. Trust	25,975.08
30030	Contributions - Peeples Family Trust	350,000.00
30035	Contributions - Argyropoulos Inv. G.P.	50,000.00
30040	Contributions - Greg Lewis	40,000.00
30045	Contributions - Craig Scheidt	25,975.08
30050	Contributions - Francois DeJohn	15,389.88
30055	Contributions - Simms/Mann Foundation	51,950.16
30065	Contributions - M Collins/L Guild	103,899.56
30070	Contributions - Mr. & Mrs. R. Hanisee	150,000.00
30075	Contributions - R. Hanisee Family Trust	155,000.00
30080	Contributions - Berti Rev. Family Trust	100,000.00
30085	Contributions - Jurow 2001 Family Trust	100,000.00
30087	Contributions - E. Gamble	4,462.50
30090	Contributions - Jurkowitz 1996 Family Tr	100,000.00
30091	Contributions - TJ Bermant	2,025.00
30092	Contributions - D. Bellotti	2,875.00
30093	Contributions - B. Bronstad	5,850.00
30094	Contributions - P. Lohman	5,850.00
30095	Contributions - D. Washburn	17,875.00
30096	Contributions - D. Zavala	1,800.00
Total Partner/Member Contributions		**9,192,161.77**
Retained Earnings		
30301	Retained Earnings	(9,865,646.77)
	Net Income	(593,562.17)
Total Retained Earnings		**(10,459,208.94)**
TOTAL EQUITY		**(1,267,047.17)**
TOTAL LIABILITIES & EQUITY		**19,873.08**

Virtual World Computing, LLC
Income Statement
(Unaudited)

		For the year Ended December 31, 2020
	REVENUE --	
Sales Revenue		
40000	Cocoon Subscription Revenue	2,687.29
40100	MDR Desktop Revenue	25,016.91
40150	MDR Android Revenue	2,833.56
43750	Misc Income	1,000.00
Total Sales Revenue		**31,537.76**
TOTAL REVENUE		**31,537.76**
	EXPENSES --	
Payments to Customers		
40200	MDR Payments to Customers	60,880.30
		60,880.30
Personnel Costs		
62670	Consultants	249,202.94
Total Personnel Costs		**249,202.94**
Other Expenses		
62000	Property Taxes	73.02
63000	Marketing/Promotion	116,128.78
63100	Product Testing	9,872.64
64100	Telephone	1,764.00
64200	Postage/Delivery	516.88
64300	Data Processing	46,959.71
64450	Dues/Subscriptions/Seminars	0.00
64470	Licenses & Fees	20.00
64490	California Income Tax	800.00
64500	Office Expense - Misc	9,760.22
64560	Travel	3,541.99
64700	Stripe Processing Fees	192.59
64800	PayPal Fees	22.86
66100	Tax Preparation Fees	8,757.00
66200	Legal	28,925.75
66300	Financing Costs	29,044.55
66400	Patent Expense	13,003.50
67000	Interest Expense	45,633.20
Total Other Expenses		**315,016.69**
TOTAL EXPENSES		**625,099.93**
NET INCOME		**(593,562.17)**

Virtual World Computing, LLC
Statement of Cash Flows
(Unaudited)

	For the year Ended December 31, 2020
OPERATING ACTIVITIES	
Net Loss	**$ (593,562.17)**
Adjustments to reconcile Net Loss to net cash used for operating activities:	
Accumulated convertible note interest	35,051.16
Changes in:	
Complementics Desktop Receivables	1,340.71
Complementics Android Receivables	(2,833.56)
Accounts Payable	31,025.07
Accrued Payroll Taxes	8,406.92
Accounts Payable - Misc	(24,423.02)
Prepaid Cocoon Subscriptions	(532.70)
Net cash used for Operating Activities	**$ (545,527.59)**
FINANCING ACTIVITIES	
Proceeds from Stockholder Loan	160,250.00
Proceeds from Convertible Notes	384,925.00
Net cash provided by Financing Activities	**$ 545,175.00**
Net cash increase (decrease) for period	$ (352.59)
Cash and cash equivalents at beginning of year	7,989.47
Cash and cash equivalents at end of year	**$ 7,636.88**

Virtual World Computing, LLC
Statement of Stockholders' Equity
(Unaudited)

	Common Stock	Preferred Stock	Additional Paid Iin Capital	Accumulated Deficit	Total
Balance at January 1, 2020	$ 784,300.37	$ 8,407,861.40	$ -	$ -	$ 9,192,161.77
Stock Issuance	$ -	$ -	$ -	$ -	$ -
Net Loss	$ -	$ -	$ -	$ -	$ -
Balance at December 31, 2020	$ 784,300.37	$ 8,407,861.40	$ -	$ -	$ 9,192,161.77

VIRTUAL WORLD COMPUTING LLC

NOTES TO THE FINANCIAL STATEMENTS

For the year ending December 31, 2020

NOTE 1-ORGANIZATION AND NATURE OF THE BUSINESS

Virtual World Computing, LLC ("VWC", the "Company", "we," "our," "ours" or "us") is a company that builds software for the internet, including, but not limited to internet browsers and associated products that are internet related.

VWC was founded in 2008 by Jeffrey C. Bermant and is headquartered in Santa Barbara California.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Basis of Accounting- The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates- The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash, and Cash Equivalents- Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2020, the Company had cash of $7,637 maintained in U.S. bank accounts.

Restricted Cash- The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2020.

Revenue and Expense Recognition- The Company recognizes revenues from subscriptions services when earned and collection is reasonably assured. Upfront fees are recognized over the estimated period that the related services are performed.
Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes.

***Income** Taxes-The* Company's is organized as a limited liability company. for U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

NOTE 3-PREPAID EXPENSES

As of December 31, 2020, the prepaid balances on our Statement of Financial Condition included $7,774 in receivables from Complementics for user geolocation earnings.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company has various notes and convertible notes with the founder and investors. These notes are listed on the financial statements.

NOTE 5-ACCRUED EXPENSES

As of December 31,2020, the accrued expenses on our Statement of Financial Condition included $53,833 interest expense on our notes and convertible notes payable, $154,621 in trade payables, $24,854 in payroll taxes payable and other miscellaneous accruals.

Legal matter contingencies

The Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, " Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

NOTE 6-SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through April 30, 2021. There were no subsequent events that required recognition or disclosure.